File No. ____________

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                  Tecnored S.A.
                      (Name of the foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

Notification

Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of Tecnored S.A.(1) ("Tecnored"), an owner of electrical generation facilities and provider of electricity-related services, for the purpose of notifying the Commission that Tecnored is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

As described  further below,  Tecnored owns  generation  facilities in Chile and
provides   additional   services  to  its  affiliate   Chilquinta  Energia  S.A.
("Chilquinta"), Chilquinta's subsidiaries, and other third parties.

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(1)  Tecnored  is a Chilean  sociedad  anonima.  Inversiones  PSEG Chile  Holdco
Limitada ("Inversiones") and Inversiones Sempra Chile Holdco Limitada ("Chile Holdco") each own 50% of the equity interest in Tecnored. Inversiones is a wholly-owned indirect subsidiary of PSEG and Chile Holdco is a wholly-owned indirect subsidiary of Sempra Energy.


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Tecnored does not own or derive any part of its income,  directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and Tecnored is not a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1

Name and Business Address of the Entity Claiming FUCO Status:

      Tecnored S.A.
      Cerro El Plomo 3819
      Parque Industrial de Curauma
      Placilla, Valparaiso, Region V, Chile

Description of the Facilities Used for the Generation, Transmission and Distribution of Electric Energy for Sale

Tecnored owns an electrical generation facility in Casablanca, Region V, Chile that consists of two natural-gas fired combustion engines and two 3.2 megawatt generators. Tecnored sells the electrical output of this facility to its affiliate Chilquinta Energia S.A. and sells the thermal output of the facility to Energas S.A. Tecnored also owns forty-two small, mobile diesel and gasoline-fired generators, which it leases to its affiliate Chilquinta Energia S.A. for emergency use. Thirty-six of these generators can supply a total of 217 kV of electrical energy, and the remaining eight can supply a total of 220 kV of electrical energy. Tecnored also provides other services to Chilquinta Energia S.A., such as installation, metering and construction-related services.

Ownership of Voting Securities:

50% of the stock of Tecnored is owned by Inversiones, a wholly-owned indirect subsidiary of PSEG. The remaining 50% of the stock of Tecnored is owned by Chile Holdco, a wholly-owned indirect subsidiary of Sempra Energy.

ITEM 2

Domestic Associate Public-Utility Companies

PSE&G, Southern California Gas Company ("SoCalGas"), San Diego Gas & Electric Company ("SDG&E"), Frontier Energy LLC ("Frontier") and Bangor Gas Company LLC ("Bangor"), are Tecnored's only domestic associate public-utility companies, as such terms are defined in Section 2 of the Holding Company Act.

PSE&G is a wholly-owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G has not paid and will not pay for its affiliate's interest in, and will itself have no interest in, Tecnored.


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SoCalGas  and SDG&E are  substantially  wholly-owned  indirect  subsidiaries  of
Sempra Energy, and Frontier and Bangor are wholly-owned indirect subsidiaries of Sempra Energy, a publicly-held holding company, exempt by order issued under
Section 3(a)(1) of the Holding Company Act. Sempra Energy has not paid and will not pay for its affiliates' interest in, and will itself have no interest in, Tecnored.

Sempra Energy is filing simultaneously herewith a separate Form U-57 on behalf of Tecnored.

EXHIBIT A

State Commission Certification - New Jersey

Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of
Section 33(a)(2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference.(2) PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company

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(2) PSEG has previously  relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57
filings  of  Public  Service   Enterprise  Group   Incorporated  on  behalf  of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the
Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; Empresa Distribuidora de Electricidad de Entre Rios S.A. , filed electronically with the Commission on December 28, 2000; Sociedad Austral de Electricidad S.A., filed electronically with the Commission on August 30, 2001; and Dhofar Power Company SAOC, filed electronically with the Commission on June 27, 2003.


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are  "adequately   insulated  from  the  effects  of  diversification   and  the
diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

PSE&G, an associate company or affiliate company of Tecnored, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the New Jersey BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen (17) conditions generally applicable to the new holding company and its subsidiaries.

The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

"This Board has ample  statutory  authority  to regulate  all utility  activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

"The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:

      "(2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

      (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service . . . ."

Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of


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diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion

Accordingly, Tecnored satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Public Service Enterprise Group
                                                 Incorporated

                                                 By: /s/ James T. Foran
                                                 -------------------------------
                                                 James T. Foran
                                                 Associate General Counsel

Date: December 7, 2004